FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) May 2009

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: June 2, 2009

BY:

Chris Robbins

It’s       Vice President

(Title)

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ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

June 2, 2009

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

May 26, 2009

Anglo Swiss Resources Inc. Assays up to 180.5 Grams per Tonne Gold along a 85 Meter Strike at its Kenville Gold Mine Property

VANCOUVER, BRITISH COLUMBIA - (May 26, 2009 8am EST) - Anglo Swiss Resources Inc. (TSX VENTURE:ASW) (OTCBB:ASWRF) (BERLIN:AMO) announces additional results of an extensive underground exploration program underway at its historic Kenville Gold Mine property located near Nelson BC.  The purpose of this program is to re-establish a NI 43-101 compliant gold mineral resource on the main haulage level (the 257 level), the lowest adit level in the mine. The previous resource calculations on the Kenville Gold Mine pre-date the implementation of NI 43-101.

The first stage of the program is completed, which was to re-establish mine survey control through out the 257 level. To fully understand the structural geology, the vein geometry, and high grade gold locations; detailed geological mapping and evaluation on the 257 level commenced during April 2009.  This stage also included review of the previous underground mapping, assay and drill-hole logs, old reports, and research into other historical data.

The initial underground chip sampling program consists of 100 chip-samples within the 257 level (See News Release April 30, 2009 for the first sample area).

Leonard Danard, President & CEO states “We are very excited and enthusiastic as we reconfirm existing data in the underground for the potential to host a gold resource. The 2009 exploration programs have been designed to verify and increase the historical resource of 320,000 tonnes that pre-date the NI 43-101 standards.”

The following table shows the results of the gold, silver and copper assays of the second phase of the chip-sampling program. The assay results, along with the initial results disclosed show that encouraging gold assays exist in the Kenville Mine’s Yule vein.   The assays were taken along a 85 metre vein exposure along old stoped workings and the North Yule haulage drift.

                Vein         IPL       Assayers     IPL      Assayers         IPL        Assayers

Sample  Thickness   Au        Canada        Ag       Canada           Cu          Canada

                Metres    g/tonne  Au g/tonne  g/tonne  Ag g/tonne    ppm         Cu ppm

1261A   0.34           125.0       130.0       40.5         42.7              1134        1080

1281A   unknown       1.4          2.0          6.1           6.9              1101        1046

1292A   0.20           180.5       176.8       56.1         61.5             16201    >10000

1298A   0.25             40.5         47.8       10.9         12.0               1992       2110

1298B   0.20             55.6         64.6        57.1         48.0              6700       7254

1298C   0.12             67.9         60.6        10.3         10.0                101         102

1298D   0.08               1.8           2.1        18.9         18.1             19205    >10000

The assay values from selected zones along the vein were taken to understand the metallurgical nature of the materials found within the Yule and Flat Stope.  A similar program is under way for the South Yule

Drift and the 217 Flat Stope.  This initial program of chip sampling gold bearing quartz veins is presently 60 per cent complete with half of the 100 samples being analyzed by two separate laboratories.  This is a complex system that appears to be structure hosted. The sample program was also used to set out the grid pattern for the 2009 bulk sample programs. This would allow the sample work to match the excavation zones accurately.

The current map work and chip-sampling programs are only on a small fraction of the horizontal extent of the underground workings and only the base level known as the 257 level of a 6 level mine. All veins are open to depth.

The current program is only examining 4 of the known historically auriferous veins crossing the full extent of the property. Underground diamond drilling in excess of 12,000 metres is planned this summer which should delineate a mineral resource for this lower area of the Kenville deposit.  This drilling program, along with surface in-filled targeted diamond drill holes, will also identify the characteristics of the potential un-mined resource below the 257 level.  Also planned is the extension of the 257 drifts to allow for further drilling and to access the newly discovered gold bearing quartz veins known as the Eagle Vein System.

The Company discovered the Eagle Vein System consisting of at least four new high-grade quartz gold veins lying on the west side of the property during the 2007/2008 surface drill programs totaling over 15,000 meters. This newly discovered high-grade multiple gold vein system can be traced for at least 700 metres along a south-western strike. The discovery of this high-grade gold-bearing quartz veins beyond the existing Kenville mine workings indicates a potential gold and silver resource, unrecognized by previous operators of the Kenville Mine.

Edward J. Nunn, P.Eng., of Anglo Swiss Resources Inc. and Richard Munroe, FGAC, P.Geo. of Munroe Geological Services Ltd. are the Qualified Persons who have reviewed and acknowledge this press release.

About Anglo Swiss Resources Inc.

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the acquisition and development of quality precious/base metal and gemstone properties that have undiscovered resource potential. The company is actively exploring and developing its advanced staged Kenville Gold Property located in southeastern British Columbia.

The Kenville gold mine is one of the oldest and most prolific producers in the district, producing intermittently from 1890 to 1954, with the bulk of production from 1899 to 1912. Government records indicate that past production from 181,295 tonnes mined totaled over 2.0 tonnes of gold.

The Company is also in the process of exploring for diamonds and gemstones in Canada. For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

May 29, 2009

Anglo Swiss Resources’ Offers Mobile Text Alerts to Investors through “Mobile FRC”

VANCOUVER, BRITISH COLUMBIA - (May 29, 2009 10 am PST) - Anglo Swiss Resources Inc. (TSX VENTURE:ASW) (OTCBB:ASWRF) (BERLIN:AMO) announces that it now provides its shareholders and other interested parties with free  mobile text alert services through Mobile FRC in order for them to “Know First”.

Shareholders, investors and other interested parties can now receive instant alerts from Anglo Swiss Resources via text messaging of important news releases, corporate events, CEO appearances and other important information by joining Anglo Swiss Resources’ mobile alert service. The service is 100% FREE and there is no charge to receive these alerts for users in Canada or the USA.

Participants will not be charged by their mobile provider. Receive important information in real time, while other investors check email at the end of the day. To sign up for this free service, simply text the ticker symbol ASW2 in the body of the text message to 32075 or visit the Mobile FRC link at www.anglo-swiss.com or go directly to www.mobilefrc.com/signup.php.

Anglo Swiss is pleased to offer this free service to its existing and future shareholders as getting important company news or updates quickly can provide an important advantage in today’s marketplace. We look forward to providing important news releases via this text service plus we will provide timely updates and photos and video links as we develop the Kenville Gold Mine property, bringing this historic gold producer back into production.

About Mobile FRC

Mobile FRC was created by the founders of That Mobile Company (www.thatmobilecompany.com) and Fundamental Research Corp. (www.researchfrc.com). Not only do we understand the mobile marketing and communications aspects, we also understand the goals and challenges of investors in getting information in a timely manner. This combination of expertise and experience is unparalleled in this industry and we trust that our clients appreciate the dual perspective we provide.

Mobile FRC is a private company based in Vancouver Canada. Its founders' clients have included such well known companies as L'Oreal, Glentel, Budweiser, Universal Music, Dreamworks, Sony Pictures and public companies including Great Plains Exploration, San Gold Corporation and many others.

About Anglo Swiss Resources Inc.

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the development of its advanced staged Kenville Gold Mine property located in southeastern British Columbia.

The Kenville gold mine is one of the oldest and most prolific producers in the district, producing intermittently from 1890 to 1954, with the bulk of production from 1899 to 1912. Government records indicate that past production from 181,295 tonnes mined totaled over 2.0 tonnes of gold. Exploration and development is currently underway to re-establish a NI 43-101 compliant gold resource while the existing mill facility is expanded to allow initial production in 2009.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com

Please visit the company's website at www.anglo-swiss.com or

Sign up for free SMS News Release service, simply text ASW2 in the body of the text message to 32075 or visit the Mobile FRC link at the Company’s website.

Company contacts:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END.